UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170023

DIVISION OF
CORPORATION FINANCE

January 6, 2017

Grant M. Dixton
The Boeing Company
cso@boeing.com

Re: The Boeing Company
Incoming letter dated December 21, 2016

Dear Mr. Dixton:

This is in response to your letter dated December 21, 2016 concerning the shareholder proposal submitted to Boeing by David Watt. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB MEMORANDUM M-07-16

January 6, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Boeing Company
Incoming letter dated December 21, 2016

The proposal requests that the board take the steps necessary to adopt a bylaw that prior to the annual meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the board and shall not be used to solicit votes.

There appears to be some basis for your view that Boeing may exclude the proposal under rule 14a-8(i)(7), as relating to Boeing's ordinary business operations. In this regard, we note that the proposal relates to the monitoring of preliminary voting results with respect to matters that may relate to Boeing's ordinary business. Accordingly, we will not recommend enforcement action to the Commission if Boeing omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596

December 21, 2016

BY EMAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Shareholder Proposal Relating to Access to Preliminary Voting Results

Dear Sir or Madam:

The Boeing Company ("Boeing," the "Company" or "we") received a shareholder proposal (the "Proposal") from David Watt (the "Proponent") related to access to preliminary voting results. Copies of the Proposal and all related correspondence are attached as Exhibit A. Boeing intends to omit the Proposal from the Company's proxy materials in connection with its 2017 annual meeting of shareholders (the "Proxy Materials") in reliance on Rule 14a-8(i)(7) of the Securities Exchange Act of 1934, as amended (the "Act"), and this letter seeks confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") in connection with such omission.

THE PROPOSAL

The Proposal states, in relevant part:

> *Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement shall apply to:*
>
> - *Management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under applicable stock exchange rules*
> - *Proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (such as say-on-pay votes)*
> - *Rule 14a-8 shareholder proposals included in the proxy*
>
> *This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our*

Company's ability to monitor the number of votes cast to achieve a quorum.

BASIS FOR EXCLUSION

BOEING MAY EXCLUDE THE PROPOSAL FROM THE PROXY MATERIALS PURSUANT TO RULE 14a-8(i)(7) BECAUSE IT ADDRESSES MATTERS RELATING TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS

I. Background

Rule 14a-8(i)(7) permits a company to omit shareholder proposals from their proxy materials when such proposals relate to the company's "ordinary business" operations. According to the Commission's release regarding the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission described the underlying policy of what would become Rule 14a-8(i)(7) as "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. The first consideration relates to a proposal's subject matter. The Commission explained in its 1998 Release that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to proposals that, if implemented, would restrict or regulate certain complex company matters. The Commission noted that such proposals seek to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release (citing Exchange Act Release No. 2999 (Nov. 22, 1976)).

The Proposal implicates both of the considerations set forth in the 1998 Release and is precisely the type of proposal that Rule 14a-8(i)(7) was designed to exclude. First, the Proposal asks shareholders to vote on an issue on which they cannot reasonably be expected to make an informed judgment—namely, whether to prohibit the Company's board and management from examining a "running tally of votes" for three extremely broad categories of "uncontested matters." Second, the Proposal would restrict Boeing's ordinary business operations—specifically, the ability to monitor preliminary voting results with respect to ordinary business matters, the conduct of Boeing's annual shareholder meetings, the solicitation of proxies and communications between Boeing and its shareholders.

II. Analysis

The Staff recently concurred with the exclusion under Rule 14a-8(i)(7) of shareholder proposals that seek to restrict management's access to preliminary voting results. For example, in *Verizon Communications Inc.* (Jan. 22, 2015), the Staff permitted the exclusion under Rule 14a-8(i)(7) of a proposal nearly identical to the Proposal, noting that "the proposal relates to the monitoring of preliminary voting results with respect to matters that may relate to Verizon's ordinary business." The Staff has also allowed the exclusion of proposals that were similar to, but less restrictive than, the Proposal and the proposal in *Verizon*. For example, in *FedEx Corporation* (July 18, 2014), the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a proposal to prevent management from accessing preliminary voting results "unless the board determines that there is a compelling reason to obtain them." *See also NetApp, Inc.* (July 15, 2014). The Proposal, like the proposal in *Verizon*, restricts the ability of management and the board of directors to run the company's day-to-day operations to an even greater extent than the proposals in *FedEx* and *NetApp*. In particular, both the Proposal and the proposal in *Verizon* would, if adopted, prevent access to preliminary voting results even if the board of directors determined there was a compelling reason to access such results.

More generally, the Staff has consistently concurred with the exclusion of shareholder proposals that attempt to micromanage matters related to the conduct of annual shareholder meetings under Rule 14a-8(i)(7). For example, in *Con-Way, Inc.* (Jan. 22, 2009), the Staff permitted the exclusion under Rule 14a-8(i)(7) of a proposal requesting that future annual meetings be made available via webcasts because the proposal related, in part, to the conduct of its annual shareholders' meeting. For the same reason, in *Exxon Mobil Corp.* (Mar. 2, 2005) the Staff concurred with the exclusion of a proposal requesting that time be set aside at each annual meeting for shareholders to ask questions of non-employee directors. *See also Bank of America Corporation* (Feb. 16, 2006) (concurring in the exclusion of a proposal requesting that "all stockholders be entitled to attend and speak at any and all annual meetings of stockholders"); *Citigroup Inc.* (Jan. 14, 2004) (concurring in the exclusion of a proposal relating to guidelines for speakers at annual meetings); *Commonwealth Energy Corporation* (Nov. 15, 2002) (concurring in the exclusion of a proposal to amend the by-laws to specify how annual meetings should be conducted); *AmSouth Bancorporation* (Jan. 15, 2002) (concurring in the exclusion of a proposal relating to the time allocated for shareholder discussion and board responses during an annual meeting).

Like the proposals cited above, the Proposal directly relates to the conduct of the Company's annual meetings. If implemented, the Proposal would prevent management and the board from accessing vote tallies and other pertinent information regarding proxy voting that the Company uses in connection with its annual shareholder meetings. Based on the express terms of the Proposal, the Company would be prevented from accessing preliminary voting information for nearly every conceivable matter on which shareholders may be asked to vote in an uncontested election, including mergers, sales of substantially all assets, amendments to the charter, shareholder-approved bylaw amendments, stock issuances and plan amendments requiring shareholder approval under New York Stock Exchange rules, say-on-pay votes, say-on-pay frequency votes, shareholder proposals, and any other matters involving "board-sponsored resolutions." Without information as fundamental as preliminary voting results on ordinary business matters, the board and management may be precluded from making informed decisions about complex matters, such as whether shareholders would benefit from supplemental disclosures on any of the aforementioned matters, or whether the board should consider postponing a meeting in order to provide shareholders additional time to consider important matters to be addressed at the meeting. The Proposal would also impair the ability of the board and management to make informed decisions about how to most effectively use corporate resources in seeking shareholder support for important matters. Preventing access to this information, as the Proposal does, would significantly affect the board's and management's ability to prepare for and conduct annual meetings of shareholders.

The Staff has also found that shareholder proposals that attempt to restrict or regulate how or when a company solicits its shareholders relate to ordinary business and may be excluded under Rule 14a-8(i)(7). For example, in *General Motors Corp.* (Mar. 15, 2004), the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a proposal requiring that if "GM solicits shareholder votes, below the threshold number for a report to the Securities and Exchange Commission, that the company provide the same list with complete contact information to the proponents of the shareholder proposals which the GM solicitation targets," stating that the proposal could be excluded "as relating to General Motors' ordinary business operations (*i.e.,* provision of additional proxy solicitation information)." Similarly, in *First Energy Corp.* (Feb. 26, 2001), the Staff concurred in the exclusion of a proposal that requested that any additional soliciting materials "must disclose: (1) the complete text for each shareholder resolution; and following the election disclose (2) the funds the Company spends on additional requests for shareholder votes." The Staff noted that the proposal related to the company's "ordinary business operations (*i.e.,* the presentation of additional proxy solicitation expenses in reports to shareholders)." Like *First Energy* and *General Motors*, the Proposal seeks to regulate or restrict the Company's proxy solicitations. In particular, the Proposal would make it impossible for the Company to make informed decisions with respect to proxy solicitations by blocking access to information critical to the Company in making decisions which are fundamental to management's ability to run the Company on a day-to-day basis. This type of micromanagement is precisely what Rule 14a-8(i)(7) seeks to prevent.

In addition, the Staff has consistently recognized that shareholder proposals that are drafted so broadly as to impact a company's communications with shareholders on ordinary business matters may be excluded under Rule 14a-8(i)(7). For example, in *Peregrine Pharmaceuticals, Inc.* (July 16, 2013), the proposal sought to require the company to answer investor questions related to company operations on all public company conference calls in the manner specified in the proposal. In concurring with the exclusion of the proposal, the Staff noted that "the proposal relates to the ability of shareholders to communicate with management, board members and consultants during conference calls. Proposals concerning procedures for enabling shareholder communications on matters relating to ordinary business generally are excludable under Rule 14a-8(i)(7)." *See also XM Satellite Radio Holdings Inc.* (Mar. 10, 2003) (concurring in the exclusion of a proposal requesting that the board impose a monetary fine on the company's officers for failing to promptly respond to shareholder letters because it related to "procedures for improving shareholder communications").

Similar to *Peregrine Pharmaceuticals* and *XM Satellite Radio*, the Proposal is drafted so broadly as to impact communications with shareholders on ordinary business matters. As noted above, access to preliminary voting results helps to ensure informed and productive communications between management and shareholders on ordinary business matters both in advance of and at the shareholder meeting. The Company can use this information to measure shareholder sentiment regarding ordinary business matters, giving management the opportunity to communicate with shareholders prior to the meeting and to prepare for questions that may be raised at the meeting. The Proposal, if adopted, would limit management's access to and awareness of shareholder opinions that could give rise to important board and management communications and therefore restricts the most basic forms of communications between the Company and its shareholders prior to an annual shareholder meeting.

The Proposal also does not have significant policy implications that would "transcend the day-to-day business matters" of the Company. When determining if a shareholder proposal raises significant social policy issues, the Staff has noted that it is not sufficient that the topic may have "recently attracted increasing levels of public attention," but that it must have "emerged as a consistent topic of widespread public debate." *See, e.g., Comcast Corporation* (Feb. 15, 2011). Company access to preliminary voting results has not been the subject of consistent public debate and attention, let alone the level of such debate and attention that the Staff has found necessary in the past in order for it to be considered a significant policy matter. *See Verizon Communications Inc.* (Jan. 22, 2015); *FedEx Corporation* (July 18, 2014); *NetApp, Inc.* (July 15, 2014). Accordingly, there is no evidence that the Proposal has significant policy implications and the Proposal is properly excludable under Rule 14a-8(i)(7).

* * *

Based on the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its Proxy Materials.

In accordance with Rule 14a-8(j) of the Act and Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are concurrently sending a copy of this letter and its attachments both to the Proponent as notice of Boeing's intent to omit the Proposal from the Proxy Materials and to the Staff at shareholderproposals@sec.gov. If the Proponent submits correspondence to the Commission or the Staff in connection with the Proposal, we request that copies of such correspondence be sent concurrently to the undersigned, as required pursuant to Rule 14a-8(k) and Section E of SLB 14D.

The Company intends to file the definitive Proxy Materials with the Commission on or about March 17, 2017. Meanwhile, should you have any questions with respect to any aspect of this matter, or require any additional information, please do not hesitate to contact me at (312) 544-2387 or CSO@boeing.com.

Very truly yours,

Grant M. Dixton
Corporate Secretary

Enclosures

cc: David Watt
John Chevedden

Exhibit A

The Proposal and All Related Correspondence

David Watt

FISMA & OMB MEMORANDM M-07-16

Mr. Michael F. Lohr
Corporate Secretary
The Boeing Company (BA)
100 N Riverside
Chicago IL 60606
Phone: 312 544-2000
FX: 312-544-2829

Dear Mr. Lohr,

I continue to own stock in our company because I believe our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: ***FISMA & OMB MEMORANDM M-07-16***) at:
FISMA & OMB MEMORANDM M-07-16
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB MEMORANDM M-07-16***

Sincerely,

David Watt

10-24-16
Date

cc: Elizabeth C. Towle <elizabeth.c.towle@boeing.com>
Dana Krueger <Dana.Krueger2@boeing.com>
GRP CSO <CSO@boeing.com>

[BA: Rule 14a-8 Proposal, November 1, 2016]
[This line and any line above it is not for publication.]

Proposal [4] – Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement shall apply to:

- Management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under applicable stock exchange rules

- Proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (such as say-on-pay votes)

- Rule 14a-8 shareholder proposals included in the proxy

This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum.

Our management is now able to monitor voting results and take steps to influence the outcome on matters where they have a direct self-interest such as such as the ratification of lucrative stock options.

Please vote to enhance shareholder value:

Confidential Voting – Proposal [4]

[The line above is for publication.]

David Watt, ***FISMA & OMB MEMORANDM M-07-16*** sponsored this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
FISMA & OMB MEMORANDM M-07-16

Gregory C. Vogelsperger
Chief Counsel - Securities, Finance & Governance & Assistant Corporate Secretary
Office of the General Counsel
The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL, 60606-1596

November 8, 2016

VIA EMAIL AND OVERNIGHT COURIER

Mr. David Watt

FISMA & OMB MEMORANDM M-07-16

Re: Notice of Defect - Shareholder Proposal

Dear Mr. Watt:

We received your shareholder proposal (the "Proposal") for inclusion in The Boeing Company's proxy materials for the 2017 Annual Meeting of Shareholders (the "Annual Meeting"). Under the proxy rules of the Securities and Exchange Commission (the "SEC"), to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of Boeing's common stock for at least one year as of the date the proposal is submitted. In addition, the proponent must continue to hold at least this amount of stock through the date of the Annual Meeting. The purpose of this letter is to notify you that we have not received sufficient proof of your ownership, as required by Proxy Rule 14a-8(b).

Our search of the database of our registered shareholders shows that you are not a registered shareholder. Proxy Rule 14a-8(b)(2) requires that as a non-registered shareholder or "beneficial holder" you must demonstrate your eligibility to submit a shareholder proposal by submitting to us a written statement from the "record" holder (usually a bank or broker) verifying that you have continuously held the requisite number of securities for the one-year period preceding and including November 1, 2016, the date on which you submitted the proposal. The SEC's Staff Legal Bulletin Nos. 14F and 14G (the "Bulletins") provide additional guidance with respect to the standard for proof of ownership. According to the Bulletins, for purposes of Proxy Rule 14a-8(b)(2)(i), only Depository Trust Company ("DTC") participants and their affiliates, as described in the Bulletins, should be viewed as "record" holders of securities that are deposited with the DTC. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be the DTC participant. If the DTC participant knows your broker's holdings, but does not know your holdings, you can satisfy paragraph Proxy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, as of the date your proposal was submitted, the required amount of securities was continuously held for at least one year—one from your broker confirming your ownership and the other from the DTC participant confirming your broker's ownership.

Please respond with the appropriate ownership verification, as per Proxy Rule 14a-8 and the guidance set forth in the Bulletins. We have enclosed copies of the Bulletins and Proxy Rule 14a-8. Your response must be postmarked or transmitted electronically with the appropriate documentation within 14 calendar days of receipt of this letter, the response timeline imposed by Proxy Rule 14a-8(f). Please address your response to me at the address on this letter. Alternatively, you may transmit your response to cso@boeing.com or by facsimile at (312)544-2829. Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. Boeing reserves the right to seek relief from the SEC as appropriate.

Regards,

Gregory C. Vogelsperger

Enclosures

cc: Mr. John Chevedden ***FISMA & OMB MEMORANDM M-07-16***

BA
Post-it® Fax Note 7671

Date 11-21-16	# of pages ▶
To Gregory Vogelsperger	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # ***FISMA & OMB MEMORANDM M-07-16***
Fax # 312-544-2829	Fax #

charles SCHWAB

November 17, 2016

David Watt

FISMA & OMB MEMORANDM M-07-16

Account #: ***FISMA & OMB MEMORANDM M-07-16***
Questions: +1 (800) 378-0685 x34948

Here is the information you requested.

Dear David Watt,

I'm writing to confirm that you have maintained continuous ownership of at least 295 shares of Boeing Company (SYMBOL- BA) from January 1, 2015 to the date of this letter within your Schwab IRA ***FISMA & OMB MEMORANDM M-07-16***

This letter is for informational purposes only and is not an official record of your account. Please refer to your statements and trade confirmations as the are the official record of your transactions.

Thank you for choosing Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at +1 (800) 378-0685 x34948.

Sincerely,

Stephanie Bergsma

Stephanie Bergsma
Partner Support
2423 E Lincoln Dr
Phoenix, AZ 85016-1215